May 13, 2009

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Mail Stop 3030

Re:	Illinois Tool Works Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File 001-04797

Dear Mr. Mumford:

Illinois Tool Works Inc. (“ITW”) hereby submits its response to your comment letter dated April 29, 2009 regarding ITW’s 2008 Form 10-K filed February 27, 2009. The full text of each of your comments is set forth below followed by ITW’s response.

Annual Report on Form 10-K filed February 27, 2009

Item 1, Business, page 2

Competition, page 5

1.

We note that you describe your competitive environment as complex yet you provide very little information about the areas in which you compete or the numbers of your competitors. In future filings, please provide complete disclosure required by Item 101(c)(x) of Regulation S-K including separate consideration as appropriate to each of the principal products and services or classes of products or services in each segment of your business, the number of competitors relating to such products or services and your competitive position to the extent reasonably known in respect of each.

ITW Response:

In our future filings, we will provide a more complete description of competition, as required by Item 101(c)(x) of Regulation S-K.

Executive Officers, page 7

2.

Your disclosure does not appear to include a complete description of the business experience of all of your executive officers during the past five years. For example, you indicate that Ms. Brady was Vice President and Chief Human Resources Officer of Snap-On, Inc. prior to joining the Company in 2006, but it is unclear how long she was at Snap-On, Inc. prior to joining the company. In future filings, please revise your disclosure to clearly disclose each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on, as required by Item 401(e)(1) of Regulation S-K.

ITW’s Response:

In our future filings, we will revise our disclosure to clearly disclose each person’s principal occupation and employment during the past five years, as required by Item 401(e)(1) of Regulation S-K.

Item 1A, Risk Factors, page 8

3.

We note the nine risk factors you have included in this section as well as your introductory paragraph on page 8. In future filings, please avoid mitigating language, such as the last sentence in the introductory paragraph. While you should not present risks that could apply to any issuer, your risk factors should identify all material risks to investors that are specific to your business. In future filings please ensure that you have identified those risks to investors.

ITW’s Response:

In our future filings, we will delete the mitigating language in the last sentence in the introductory paragraph on page 3 and avoid using such mitigating language in our discussion of risk factors. It is part of our internal review process to identify material risks to investors that are specific to our business, and we will continue to identify those risks to investors in future filings.

Proxy Statement on Schedule 14A filed March 25, 2009

Other Principal Stockholders, page 18

4.

We note your disclosure on page 18 regarding your relationship with Northern Trust Company. In light of the fact that three of your directors also serve on their board and that they are beneficial owner of 12.4% of your stock, please tell us why you do not appear to have provided a complete description of the transactions between you and Northern Trust, rather you describe transactions that “may involve, but are not limited to” and only describe fees paid to Northern Trust for certain types of services. Please tell us what additional disclosure you will include in future filings including, if applicable, the disclosure required by Item 404(a)(5) or alternatively the information required by Instruction (4)(c)(ii) and (iii) to Item 404(a) of Regulation S-K.

ITW’s Response:

Our description of the commercial banking relationships contained the words “may involve, but are not limited to” because we were trying to be over inclusive of the types of services The Northern Trust Company has provided. In future filings, we will describe only those services provided by The Northern Trust Company for the year and the aggregate costs of those services. We will also include, as applicable, the disclosure required by Item 404(a)(5) or alternatively the information required by Instruction (4)(c)(ii) and (iii) of Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 19

Annual Cash Incentives, page 22

5.

We note that you disclose that the personal objectives which are used in determining incentive payments include leadership development, emerging market growth initiatives, acquisition integration and succession planning. In response to our letter dated August 21, 2007 you undertook to identify the process by which the “Committee evaluates an executive’s performance against these objectives.” It is unclear from your current disclosure how the individual performance factors were measured and resulted in the percentage awards indicated on page 24 of your proxy. Please tell us how you intend to revise this disclosure in future filings. Please see Item 402(b)(2)(vii) of Regulation S-K.

ITW’s Response:

In our future filings, we intend to further explain that personal objectives, or O factors, are established at the beginning of the year for each named executive. Each of these O factors is assigned a relative weighting, which for each named executive totals 100%. At the end of the year, each named executive submits a written self-appraisal and his or her own assessment of the level of accomplishment reached for each factor. For example, an executive with the objectives of leadership development, emerging market growth initiatives, and acquisition integration with assigned weightings of 33%, 33% and 34%, respectively, may assign an accomplishment of rating of 90%, 80% and 100% to these objectives. The self-appraisals of the named executives other than the CEO are reviewed by the CEO, are subject to adjustment in his discretion and submitted to the Compensation Committee for final approval. The self-appraisal of the CEO is reviewed by the Compensation Committee and is subject to adjustment in the Committee’s discretion. When the final accomplishment levels are approved, the weighting for each objective is multiplied by the relevant accomplishment level, and the amounts so calculated are totaled to reach the O factor achievement percentage.

Long-Term Incentives, page 25

6.

We note you disclose that your long term incentive awards for 2008 appear to be based upon a number of factors including “performance goals” such as “revenue and income growth” and “metrics under [your executive’s] control.” Yet, you do not provide specific disclosure of how these factors were used to determine the amount of equity that was awarded to each executive officer. See Item 402(b)(2)(vii) of Regulation S-K. Please tell us how your revised disclosure will address this concern in future filings.

ITW’s Response:

The discussion in the sixth and seventh paragraphs under “Long-Term Incentives” regarding performance metrics such as “revenue and income growth” and “metrics under [our executive’s] control” relates to the approach adopted for 2009 that for the first time introduces performance goals into the equity grants. The disclosure of the factors considered in determining the amount of equity-based awards granted to each named executive is included in the second paragraph under “Long-Term Incentives.” Per our discussion with Mr. Ruairi Regan of the SEC staff, we understand that the staff is requesting that we describe how we will revise our disclosure in the second paragraph to explain how the factors are used to determine the amount of equity that is awarded to each executive officer. In general, the determination of equity awards is subject to the discretion of the Compensation Committee. In exercising such discretion, primary weight is placed on the executive officer’s position and the historical grants made to officers of similar position. The executive’s performance for the year in question and a comparison of the executive’s total compensation to the peer group’s median compensation are also factors that could cause the award to be adjusted higher or lower. In any particular year, other factors can be considered in determining awards. In future filings, we intend to revise our disclosure to include a similar explanation, as relevant, of how the individual factors were used to determine the amount of equity awards granted during the year.

In connection with our responses above, we acknowledge that:

•	ITW is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	ITW may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or would like to discuss our responses to your comments, please contact the undersigned via telephone at (847) 657-4206 or via e-mail at jwooten@itw.com.

Very truly yours,

/s/ James H. Wooten, Jr.

James H. Wooten, Jr.

Senior Vice President, General Counsel & Corporate Secretary

Illinois Tool Works Inc.

3600 West Lake Avenue

Glenview, IL 60026-1215

jwooten@itw.com